                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               Schuler Homes, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock,
                            $0.01 par value per share
                         (Title of Class of Securities)
-------------------------------------------------------------------------------

                                   808188 10 6
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                James K. Schuler
                               Schuler Homes, Inc.
                         828 Fort Street Mall, 4th Floor
                             Honolulu, Hawaii 96813
                                 (808) 521-5661

                                 with a copy to:

                           Richard Vernon Smith, Esq.
                         Orrick, Herrington & Sutcliffe
                               400 Sansome Street
                             San Francisco, CA 94111
                                 (415) 392-1122

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                                 January 1, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or Rule 13(g), check the following box /X/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------
CUSIP No. 808188 10 6
---------------------

-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    JAMES K. SCHULER

-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) / /
                                                                       (b) / /

-------------------------------------------------------------------------------
3          SEC USE ONLY


-------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    PF
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              / /


-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES OF AMERICA

-------------------------------------------------------------------------------
                          7        SOLE VOTING POWER
       NUMBER OF
                                            0
         SHARES
                          -----------------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            10,433,828
                          -----------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING
                          -----------------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              10,433,828
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,433,828
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              / /

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           51.81%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------
CUSIP No. 808188 10 6
---------------------

-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    JAMES AND PATRICIA SCHULER FOUNDATION

-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) / /
                                                                       (b) / /

-------------------------------------------------------------------------------
3          SEC USE ONLY


-------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              / /


-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    HAWAII

-------------------------------------------------------------------------------
                          7        SOLE VOTING POWER
       NUMBER OF
                                            0
         SHARES
                          -----------------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            500,000
                          -----------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING
                          -----------------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              500,000
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           500,000
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              / /

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.48%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------
CUSIP No. 808188 10 6
---------------------

-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    JAMES K. SCHULER 1998 QUALIFIED ANNUITY TRUST, JAMES K. SCHULER AS SOLE TRUSTEE

-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) / /
                                                                       (b) / /

-------------------------------------------------------------------------------
3          SEC USE ONLY


-------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              / /


-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    HAWAII

-------------------------------------------------------------------------------
                          7        SOLE VOTING POWER
       NUMBER OF
                                            0
         SHARES
                          -----------------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            314,065
                          -----------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING
                          -----------------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              314,065
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           314,065
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              / /

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.56%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           OO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------
CUSIP No. 808188 10 6
---------------------

-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    JAMES K. SCHULER REVOCABLE LIVING TRUST, JAMES K. SCHULER AS SOLE TRUSTEE

-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) / /
                                                                       (b) / /

-------------------------------------------------------------------------------
3          SEC USE ONLY


-------------------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    OO
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              / /


-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    HAWAII

-------------------------------------------------------------------------------
                          7        SOLE VOTING POWER
       NUMBER OF
                                            0
         SHARES
                          -----------------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            9,619,763
                          -----------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING
                          -----------------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              9,619,763
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,619,763
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              / /

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           47.77%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           OO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
---------------------
CUSIP No. 808188 10 6
---------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D supplements, amends and relates to information in the Schedule 13D originally filed on September 22, 2000 (the "Schedule 13D"), by the persons filing this amendment. Capitalized terms used in this Amendment No. 1 to Schedule 13D, but not otherwise defined, have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is supplemented and amended by this Amendment No. 1 as follows:

ITEM 4.         PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

         On January 1, 2001, Mr. Schuler entered into stock option agreements with three of his adult children and their spouses, including Pamela S. Jones and her spouse (collectively, the "Optionees"). Pursuant to these agreements, Mr. Schuler granted the Optionees an option to purchase an aggregate of 180,000 shares of the Company's Common Stock from the James K. Schuler Revocable Living Trust. The Optionees paid an aggregate total of $300.00 for the three options. The exercise price of each option is $7.50 per share. Each option may be exercised by the Optionees, in whole or in part, at any time during the period commencing six months after the grant date and ending two years from the grant date.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The first, fourth, seventh, eighth, tenth, eleventh, thirteenth and fourteenth paragraphs of Item 5 are hereby amended and restated to read as follows:

                  JAMES K. SCHULER

                  The number of shares of common stock beneficially owned by James K. Schuler is 10,433,828 or approximately 51.81% of the outstanding shares of Common Stock as of January 26, 2001.

                  THE JAMES AND PATRICIA SCHULER FOUNDATION

                  The number of shares of common stock beneficially owned by the James and Patricia Schuler Foundation is 500,000 or approximately 2.48% of the outstanding shares of Common Stock as of January 26, 2001.

                  JAMES K. SCHULER REVOCABLE LIVING TRUST

                  The number of shares of common stock beneficially owned by the James K. Schuler Revocable Living Trust is 9,619,763 or approximately 47.77% of the outstanding shares of Common Stock as of January 26, 2001.

                                  SCHEDULE 13D
---------------------
CUSIP No. 808188 10 6
---------------------

                  The number of shares of Common Stock as to which the James K. Schuler Revocable Living Trust has the sole power to vote or direct the vote, and to dispose or to direct the disposition, is 0. The number of shares of Common Stock as to which the James K. Schuler Revocable Living Trust shares the power to vote or to direct the vote, and to dispose or to direct the disposition, is 9,619,763.

                  JAMES K. SCHULER 1998 QUALIFIED ANNUITY TRUST

                  The number of shares of common stock beneficially owned by the James K. Schuler 1998 Qualified Annuity Trust is 314,065 or approximately 1.56% of the outstanding shares of common stock as of January 26, 2001.

                  The number of shares of Common Stock as to which the James K. Schuler 1998 Qualified Annuity Trust has the sole power to vote or direct the vote, and to dispose or to direct the disposition, is 0. The number of shares of Common Stock as to which the James K. Schuler 1998 Qualified Annuity Trust shares the power to vote or to direct the vote, and to dispose or to direct the disposition, is 314,065.

                  PAMELA S. JONES

                  The number of shares of common stock beneficially owned by Pamela S. Jones is 118,772 or approximately 0.59% of the outstanding shares of common stock as of January 26, 2001.

                  Such shares of Common Stock include (i) one share, over which Pamela S. Jones has the sole voting and investment power, (ii) 36,600 shares, over which Pamela S. Jones and her spouse have shared voting and investment power and (iii) 82,171 shares, which Pamela S. Jones may purchase upon exercise of stock options exercisable within 60 days of the date of this
                  Schedule 13D.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

                Item 7 is hereby amended to add the following exhibit:

         Exhibit 6 Form of Stock Option Agreement among Mr. Schuler and the Optionees.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2001



                              By:  /s/  James K. Schuler
                                   --------------------------------------------
                                  James K. Schuler


                              THE JAMES AND PATRICIA SCHULER FOUNDATION

                              By:  /s/  James K. Schuler
                                   --------------------------------------------
                                  James K. Schuler, Chairman


                              THE JAMES K. SCHULER REVOCABLE LIVING TRUST U/T/A DTD. 11/25/80

                              By:  /s/  James K. Schuler
                                   --------------------------------------------
                                  James K. Schuler, as sole Trustee


                              THE JAMES K. SCHULER 1998 QUALIFIED ANNUITY TRUST U/T/A DTD. 10/1/98

                              By:  /s/  James K. Schuler
                                   --------------------------------------------
                                  James K. Schuler, as sole Trustee

                                  EXHIBIT INDEX

Exhibit 6    Form of Stock Option Agreement among Mr. Schuler and the Optionees.

                                                                       EXHIBIT 6

       FORM OF STOCK OPTION AGREEMENT AMONG MR. SCHULER AND THE OPTIONEES

                             STOCK OPTION AGREEMENT


         AGREEMENT made effective as of this 1st day of January, 2001, ("Effective Date") between James K. Schuler ("Schuler") and _______________ ("Optionee").

         WHEREAS, the parties hereto wish to make provision for the grant by Schuler to Optionee of a nonqualified option to purchase from Schuler up to 60,000 shares of Schuler Homes, Inc. common stock held by Schuler, upon the terms and conditions set forth below;

         NOW, THEREFORE, in consideration of $100.00 and other good and valuable consideration, receipt of which is hereby acknowledged, Schuler and Optionee agree as follows:


1. GRANT OF OPTION. Schuler hereby grants to Optionee an option (the "Option") to purchase up to 60,000 shares of Schuler Homes, Inc. common stock held by Schuler ("Shares"), subject to the terms and conditions set forth below. The exercise price shall be $7.50 per share, payable in cash or by check.

2.       EXERCISE OF OPTION.

         (a) The Option may be exercised by Optionee, in whole or in part, at any time during the period commencing six (6) months from and after the Effective Date and ending two (2) years from the Effective Date.

         (b) Optionee may elect to exercise the Option by sending written notice to Schuler specifying the number of Shares he will purchase and a date (not later than ten (10) business days from the date such notice is given) for the closing of such purchase.

3. PAYMENT AND DELIVERY OF CERTIFICATE(S). At the closing of the purchase of Shares pursuant to the Option, Optionee shall execute and deliver to Schuler a stock purchase agreement for the Shares to be purchased and shall tender to Schuler payment of the exercise price for the Shares being purchased, by delivering cash or a check payable to Schuler for the exercise price of such Shares. Schuler will deliver to the Optionee a certificate or certificates representing the number of shares so purchased and paid for in full in the denominations designated by the Optionee in his notice of exercise.

4. REPRESENTATIONS AND WARRANTIES OF SCHULER. Schuler hereby represents and warrants to the Optionee that (I) he will reserve the necessary Shares for issuance to the Optionee upon the exercise of the Option, (ii) the Shares, when issued, will be duly authorized and validly issued, and (iii) the exercise price for the Shares being purchased represents fair market value of the Shares as of the date hereof.

5.       MISCELLANEOUS.

         (a) INTEGRATION. This writing is intended by the parties as a final expression of their agreement and is intended also as a complete and exclusive statement of the terms of their agreement. No modifications or amendment hereof shall be effective unless it is signed by the parties.

         (b) COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         (c) GOVERNING LAW. This Agreement is governed by and shall be construed in accordance with the laws of the State of Hawaii.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.



                                                   ---------------------
                                                   JAMES K. SCHULER

                                                                       "Schuler"


                                                   ------------------------
                                                   ___________,"Optionee"

                                                   ------------------------
                                                   ___________,"Optionee"